Contact

www.linkedin.com/in/michael-zoller-72924b2 (LinkedIn)

Top Skills

Start-ups Management
Business Development
Attention to Detail

Michael Zoller

Chief Business Officer-Chay Brands
Greater Chicago Area

Summary

Chay is a lifestyle better-for-you brand. Our innovative products range from Vodka Infused with Natural Flavors to Vodka Based RTDs which are; natural, sugar-free, zero net carbs, and plant-based sweetened.

CHAY brands was created to give mindful drinkers the ability to never miss out again.

Experience

CHAY Spirits
Chief Financial Officer
May 2022 - Present (3 years 10 months)
Chicago, Illinois, United States

Chay Brands. Now your favorite spirits are guilt free! Zero sugar, low carb, gluten-free, low-calorie and keto friendly.

Jameson Sotheby's International Real Estate
Broker Associate
January 2010 - Present (16 years 2 months)

Neighborhood Laundry Solutions, LLC
Partner
August 2013 - Present (12 years 7 months)
Chicago

Operate Coin-op Laundry and wash and fold services at
Aqua Clean Laundry
3000 W North Ave Chicago, IL 60647
(773) 227-4227
Bubbleland
3710 N Kimball Ave Chicago, IL 60618

Simplicity Esports and Gaming Company
Director of Brand Relations

August 2019 - June 2022 (2 years 11 months)
USA

ZK Development Partners
Owner
January 2004 - January 2012 (8 years 1 month)

Z Development Group
President
January 2003 - January 2010 (7 years 1 month)

Z Development Group

Real Estate development company focusing on residential properties. Put together complete design/build team. Manage all projects from start to finish.

Koenig & Strey GMAC
Realtor Associate
January 2001 - January 2010 (9 years 1 month)

Brixton Group
Associate
January 2001 - January 2003 (2 years 1 month)

Equity and Acquisition

The Brixton Group

Scout investment properties and arrange financing and equity partners. Responsibilities include assessing the financial ramifications of each project.

Paramount Homes
Project Manager
January 2000 - January 2001 (1 year 1 month)

Responsible for various real estate projects, as well as Investor Relations for the Internet company. I was responsible for soliciting partnership agreements with major vendors.

Michael Zoller Trading Company
Principal
January 1996 - January 2000 (4 years 1 month)

Manage on-line portfolio trading of equities listed on NYSE, AMEX, and NASDAQ Plan and execute private investments, primarily for self.

JMP-Newcor International Inc

Treasurer and Financial Analyst

January 1995 - January 1996 (1 year 1 month)

As Treasurer of motivational dinnerware company, managed banking relationships for daily cash activities, including disbursements via checks, wire transfers, and letters of credit. Forecast daily cash requirements and decision-making regarding cash flow and AR/AP. As Financial Analyst, performed various functions as needed and reported to the President. Performed research and analysis, especially those related to Pacific Rim vendors, including market research for licensing agreements. Assisted in new branch start-up

Geller & Company

Consultant and Financial Analyst

January 1993 - January 1995 (2 years 1 month)

Specialized in firm's core business as financial management consultants, especially in areas of client real estate mergers and acquisitions. Performed special project assignments in hotel, resort, casinos, privatization of correctional facilities, and franchising program development and management. Executed marketing research, financial projection, and asset management projects for hotel/resort clients.

Education

Tulane University

Bachelor of Arts (B.A.), Political Science and Government · (1988 - 1992)

Real Estate Education Company

· (1994)

Francis W. Parker School

· (1984 - 1988)